UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)

Jones Energy, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.001 per share
(Title of Class of Securities)

48019R108
(CUSIP Number)

Brandon Teague 301 Commerce Street, Suite 3200 Fort Worth, Texas 76102 (817) 332-9500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 14, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

The total number of shares of the Issuer’s Class A Common Stock, par value $0.001 per share (“Common Stock”), reported herein is 7,362,980 which constitutes approximately 7.94% of the 92,782,835 shares deemed outstanding pursuant to Rule 13d-3(d)(1). Unless otherwise stated herein, all ownership percentages set forth herein assume that there are 92,782,835 shares of Common Stock outstanding.

SCHEDULE 13D

CUSIP No.	48019R108

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Q Global Capital Management, L.P. 26-4357778
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ X ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,693,577 (1)
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
4,693,577 (1)
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,362,980 (1) (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.94% (3)
14	TYPE OF REPORTING PERSON (See Instructions)
PN

(1)	The shares were purchased by Q Global Capital Management, L.P. (“QGCM”) for and on behalf of Q5-R5 Trading, Ltd. (“Q5”) pursuant to an Investment Management Agreement. Pursuant to such agreement, QGCM has sole voting and dispositive power over the shares and Q5 has no beneficial ownership of such shares.
(2)	Includes 2,669,403 shares of the Issuer’s Class A Common Stock (“Common Stock”) obtainable upon conversion of 156,395 shares of the Issuer’s 8.0% Series A Perpetual Convertible Preferred Stock (“Preferred Stock”). The Preferred Stock has a conversion rate of 17.0683416 per share.

(3)	Pursuant to Rule 13d-3(d)(1)(i), the number of shares of Common Stock deemed to be outstanding is 92,782,835.

Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Act”), the undersigned hereby amends its Schedule 13D Statement dated September 14, 2017, as amended by Amendment No. 1 dated November 8, 2017, Amendment No. 2 dated November 29, 2017 and Amendment No. 3 dated February 6, 2018 (the “Schedule 13D”), relating to the Class A Common Stock, par value $0.001 per share, of Jones Energy, Inc. Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 is hereby amended by adding at the end thereof the following:

On February 14, 2018, the Reporting Person, for and on behalf of Q5-R5, acquired $45 million in principal amount of the Issuer’s 9.25% senior secured first lien notes due 2023 (the “First Lien Notes”).

The Reporting Person acquired and continues to hold the shares reported herein and the First Lien Notes for investment purposes. Depending on market conditions and other factors that the Reporting Person may deem material to its investment decisions, the Reporting Person may sell all or a portion of the shares and/or the First Lien Notes, or purchase additional shares and/or debt of the Issuer, on the open market or in one or more private transactions.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2018
Dated
Q GLOBAL CAPITAL MANAGEMENT, L.P. By: Q Global Advisors, LLC, its general partner By: /s/ Brandon Teague
Brandon Teague, Vice President